FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:    Name and Address of Company

MAG Silver Corp. (“MAG”)
815 Hastings Street West
Suite 801
Vancouver, BC V6C 1B4
Item 2:    Date of Material Change

September 4, 2025

Item 3:    News Release

A joint news release of MAG and Pan American Silver Corp. (“Pan American”) announcing the material change was disseminated on September 4, 2025 through Globe Newswire, and a copy was subsequently filed on SEDAR+ and EDGAR.
Item 4:    Summary of Material Change

Pan American completed its previously announced acquisition of all of the issued and outstanding common shares of MAG (“MAG Shares”) pursuant to a plan of arrangement (the “Transaction”) under the Business Corporations Act (British Columbia).
Item 5:    Full Description of Material Change
Pan American completed its previously announced acquisition of all of the issued and outstanding MAG Shares pursuant to a plan of arrangement under the Business Corporations Act (British Columbia).
The Transaction adds to Pan American’s portfolio of properties: a 44% joint venture interest in the Juanicipio silver mine in Zacatecas, Mexico, operated by Fresnillo plc (the “Juanicipio Mine”), along with 100% ownership of the Larder exploration project and a 100% earn-in interest in the Deer Trail exploration project. The Transaction strengthens Pan American’s silver production, enhances its silver mineral reserve base, and provides significant near-term cash flow growth and long-term exploration potential.

Transaction Consideration
Pursuant to the terms of the Transaction, MAG shareholders received an aggregate of approximately US$500 million in cash and approximately 60.2 million common shares of Pan American (“Pan American Shares”) in consideration for their MAG Shares. Following completion of the Transaction, former MAG shareholders own approximately 14.3% of the issued and outstanding Pan American Shares, on a fully diluted basis.

Full details of the Transaction are included in MAG’s management information circular dated June 6, 2025, which can be found under MAG’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
Delisting of MAG Shares
The MAG Shares were delisted from the Toronto Stock Exchange as of the closing of the market on September 5, 2025, and ceased trading on the NYSE American as of the opening of the market on September 4, 2025. Pan American is in the process of applying for MAG to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate MAG’s public reporting requirements.
Item 6:    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.

Item 7:    Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8:    Executive Officer

Delaney Fisher
Senior Vice President, Legal and Secretary
Telephone: (604) 684-1175
Item 9:    Date of Report

September 8, 2025

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements and information in this material change report, including any information relating to MAG’s future oriented financial information, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this material change report relate to, among other things: any anticipated benefits of the Transaction, including the expectation of a meaningful contribution to Pan American’s silver production, reserves and cash flow from the addition of the Juanicipio Mine to Pan American’s portfolio; anticipated benefits to the former shareholders of MAG following the completion of the Transaction; expectations regarding the relationship with Fresnillo plc; the anticipated timing of the delisting of the MAG Shares from the Toronto Stock Exchange and from the NYSE American; Pan American’s plans and expectations for its properties and operations; and the anticipated benefits to be derived from the Transaction, including enhancing Pan American’s silver reserve base, significant near-term cash flow growth and long-term exploration potential.
These forward-looking statements and information reflect MAG’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by MAG, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of MAG’s or Pan American’s operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for operations are received in a timely manner; Pan American’s ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through Pan American’s corporate credit facility or otherwise, to sustain Pan American’s business and operations; and Pan American’s ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
MAG cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this material change report and MAG has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom MAG or Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; risks relating to Pan American’s minority interest investment in the Juanicipio Mine; employee relations; relationships with, and claims by, local communities and indigenous populations; Pan American’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where MAG and Pan American operates, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in MAG’s or Pan American’s operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risk Factors” in MAG’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although MAG has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. MAG does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.